                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

      Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the period indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

      For the purposes of computing the ratios of earnings to fixed charges, "earnings" consist of income before taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness and an interest factor attributable to rentals.

                                                                              FISCAL YEAR ENDED                   NINE MONTHS ENDED
                                                                              -----------------                   -----------------
                                                                                 DECEMBER 31,                        SEPTEMBER 30,
                                                           ---------------------------------------------------    -----------------
                                                                   (IN THOUSANDS, EXCEPT PER RATIOS)
                                                           1999        2000       2001       2002       2003        2003       2004
FIXED CHARGES:
  Interest expensed                                            40         34          -          17        185         19      1,944
  Amortization of debt expense                                  -          -          -           -         59          -        519
  Estimate of interest within rental expenses                 901        921      1,451       1,512      1,575      1,180      1,221
                                                           ------      -----      -----     -------    -------      -----      -----
        Total Fixed Charges                                   941        955      1,451       1,529      1,819      1,199      3,684
                                                           ======      =====     ======     =======    =======      =====      =====

EARNINGS
  Pre-tax gain (loss) from continuing operations           10,481      1,573    (10,707)      2,769      5,655      2,870         94
  Fixed charges                                               941        955      1,451       1,529      1,819      1,199      3,684
                                                           ------      -----      -----     -------    -------      -----      -----
        Total earnings (loss) for computation of ratio     11,422      2,528     (9,256)      4,298      7,474      4,069      3,778
                                                           ======      =====     ======     =======    =======      =====      =====
  RATIO OF EARNINGS TO FIXED CHARGES                         12.1        2.6         --         2.8        4.1        3.4        1.0

The pre-tax loss from continuing operations for the year ended December 31, 2001 is not sufficient to cover fixed charges by a total of approximately $10.7 million. As a result, the ratio of earnings to fixed charges has not been computed for this period.